SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)


                        MEM Company, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per value
                 (Title of Class of Securities)


                          585-871-10-6
                         (CUSIP NUMBER)


                        Mr. Gay A. Mayer
                        MEM Company, Inc.
                  Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         April 15, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

CUSIP No. 585-871-10-6
                               13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Elizabeth C. Mayer
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 531,490 (See Item 5 attached hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  421,375 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  531,490 (See Item 5 attached hereto)

                         10   SHARED DISPOSITIVE POWER
                              421,375 (See Item 5 attached hereto)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              942,865

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              36.5%

14   TYPE OF REPORTING PERSON*
                               IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this first electronic amendment to a paper format Schedule
          13D restates the entire text of the Schedule 13D.



Item 1.        Security and Issuer.

               The class of equity securities to which this Statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the "Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background.

               (a)  This statement is being filed by Elizabeth C.
                    Mayer.

               (b)  Mrs. Mayer's residence address is 5111
                    Oakmont Drive, Tucson, Arizona 85718

               (c) Mrs. Mayer is a Director of the Company and a private investor.

               (d) Mrs. Mayer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) In the last five years, Mrs. Mayer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mrs. Mayer is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               Not applicable

Item 4.        Purposes of Transaction.

               Mrs. Mayer acquired the shares of MEM Common Stock for investment and as a trustee of two trusts of which she is a beneficiary, as a trustee of five other trusts described below and as a director of a charitable foundation. Mrs. Mayer has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D.

               In February 1996, the Company announced that the Board of Directors had appointed a Special Committee of the Board to consider strategic alternatives for the Company. In April 1996, the Company announced that it had retained Peter J. Solomon Company Limited, an investment banking firm, to advise it and the Special Committee in connection with the consideration of strategic alternatives.

Item 5.        Interest in Securities of the Issuer.

               (a)  As of April 15, 1996, Mrs. Mayer may be
                    deemed to be the beneficial owner of an
                    aggregate of 942,865 shares of MEM Common
                    Stock, constituting approximately 36.5% of the shares of MEM Common Stock outstanding, as more fully set forth below:

                    (i)  Mrs. Mayer is the beneficial owner of
                    1,300 shares of MEM Common Stock held
                    directly by her.

                    (ii) Mrs. Mayer is the beneficial owner of 530,190 shares of MEM Common Stock held by the Elizabeth C. Mayer Grantor Trust (the "Trust") (of which she is one of two trustees) for her benefit and the benefit of her issue. The Trust acquired such shares as a gift. Mrs. Mayer has the power to direct the vote and disposition of such shares and to revoke the Trust during her lifetime.

                    (iii) Mrs. Mayer may be deemed to be the beneficial owner of 310,000 shares of MEM Common Stock held by four trusts (of which she is one of two trustees) for the benefit of her children Gay A. Mayer and Laurette M. Beach and their respective issue. The trusts acquired the shares as gifts. Mrs. Mayer disclaims beneficial ownership of such shares.

                    (iv) Mrs. Mayer may be deemed to be the
                    beneficial owner of 59,875 shares of MEM
                    Common Stock held by the Family Mayer
                    Foundation, Inc., a charitable foundation, of which she is one of three directors who share the power to vote and dispose of such shares. These shares were acquired as gifts. Mrs. Mayer disclaims beneficial ownership of such shares.

                    (v)  Mrs. Mayer may be deemed to be the
                    beneficial owner of 51,500 shares of MEM
                    Common Stock held by the Stephen H. Mayer
                    Life Insurance Trust, of which she is one of three trustees.

               (b) Of the shares referred to in paragraph (a), Mrs. Mayer has the sole power to vote and to dispose of 531,490 of such shares and the shared power to vote and to dispose of 421,375 of such shares.

                    (i)  With respect to the shares referred to
                    in Item 5(a)(iii), Mrs. Mayer and United
                    States Trust Company of New York are joint trustees of each of the four trusts. With respect to 276,000 of such shares, it is not clear from the governing trust instruments whether United States Trust Company shares with Mrs. Mayer the power to vote and to dispose of such shares.

                    (ii) With respect to the shares referred to in Item 5(a)(iv) and Item 5(a)(v) the persons with whom she shares the power to vote and dispose of such shares are Gay A. Mayer and Laurette M. Beach. Gay A. Mayer is the President, a Director, Chairman of the Board and Chief Executive Officer of the Company. Laurette M. Beach is a Director of the Company and a private investor. The business address of each of the foregoing is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. None of them has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of them is a citizen of the United States of America.

               (c) On April 15, 1996 the following numbers of shares of MEM Common Stock were acquired or disposed of by Elizabeth C. Mayer in the indicated capacity as a distribution from the Stephen H. Mayer Grantor Trust to the Elizabeth C. Mayer Grantor Trust.

                                                       Number of
     Transaction              Capacity                   Shares

     Disposition         As trustee under the
                         Stephen H. Mayer Grantor
                         Trust                         413,303

     Acquisition         As grantor and trustee
                         under the Elizabeth C.
                         Mayer Grantor Trust           413,303

               (d)  None, except as described in Item 5(c)

               (e)  Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

               Except as described in Item 5, Mrs. Mayer is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to shares of MEM Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any shares of MEM Common Stock; (ii) finder's fees; (iii) joint ventures; (iv) loan or option agreements; (v) puts or calls; (vi) guarantee of profits; (vii) division of profits or loss; or (viii) the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               None.

Signature      After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date:     May 17, 1996

               Signature:  /s/ Gay A. Mayer
                              Elizabeth C. Mayer

                              By:  Gay A. Mayer
                                   Attorney-in-fact